Rec'd 7/12/02

02023552

VF 7-30-02

STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42970

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broadview International LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bridge Plaza
(No. and Street)

Fort Lee (City) New Jersey (State) 07024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Cullen 201/ 346-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name – *if individual, state last, first, middle name*)

225 Franklin Street (Address) Boston (City) MA (State) 02110 (Zip Code)

RECD S.E.C.
JUL 1 2 2002
535

PROCESSED
AUG 0 1 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

VF 7-30-02

OATH OR AFFIRMATION

I, Michael Cullen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadview International LLC, as of December 31st, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

A. HRONCIC
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/17/2003

Anna Hroncic

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Auditor's report on the study and evaluation of internal control.

x (p) Exemptive provision under Rule 15c3-3.

Index

ANDERSEN

Report of Independent Public Accountants

To the Member and the Board of Managers of
Broadview International LLC:

We have audited the accompanying consolidated statement of financial condition of Broadview International LLC (a wholly owned subsidiary of Broadview Holdings LLP) and subsidiary (together, the Company) as of December 31, 2001, and the related consolidated statements of operations, changes in member's equity and comprehensive income and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Boston, Massachusetts
March 13, 2002

BROADVIEW INTERNATIONAL LLC

Consolidated Statement of Financial Condition
December 31, 2001

ASSETS

Assets:	
Cash and cash equivalents	$ 28,639,164
Investments in securities, at fair value	517,000
Receivables from customers, less allowance for doubtful accounts of $1,845,160	4,373,204
Prepaid expenses	2,216,458
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $15,749,916	7,313,713
Due from BHLLP, net of MD service fees	7,794,269
Due from affiliates, net	5,179,955
Due from employees and partners of BHLLP, net	51,145
Restricted cash	250,000
Other assets	1,118,018
Total assets	$ 57,452,926

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 1,806,435
Accrued liabilities	10,929,072
Accrued restructuring charges	3,132,138
Deferred revenue	1,019,791
Security deposits	118,798
Total liabilities	17,006,234
Member's Equity:	
Member's capital	40,146,597
Cumulative translation adjustment	300,095
Total Member's equity	40,446,692
Total liabilities and Member's equity	$ 57,452,996

The accompanying notes are an integral part of these consolidated financial statements.

BROADVIEW INTERNATIONAL LLC

Consolidated Statement of Operations
for the Year Ended December 31, 2001

Revenues:	
Advisory fees	$ 60,379,179
Fairness opinion fees	7,181,000
Commitment fees	3,752,912
Retainer fees	1,372,583
Other	124,261
Total revenues	72,809,935
Operating Expenses:	
MD Service fees	6,509,604
Salaries and related benefits	25,696,859
Sales and marketing	8,616,076
Occupancy and equipment	13,603,502
Professional fees	5,219,864
Depreciation and amortization	2,661,784
Restructuring charges	6,545,131
Other	6,262,193
Total operating expenses	75,115,013
Loss from operations	(2,305,078)
Other Income (Loss):	
Interest income	2,017,858
Other income	384,059
Change in unrealized gains/losses on securities	(1,364,500)
Foreign currency transaction gains	546,286
Total other income	1,583,703
Loss before foreign income taxes	(721,375)
Foreign Income Taxes	82,714
Net loss	$ (804,089)

The accompanying notes are an integral part of these consolidated financial statements.

BROADVIEW INTERNATIONAL LLC

Consolidated Statement of Changes in Member's Equity and Comprehensive Income
for the Year Ended December 31, 2001

	Member's Capital	Cumulative Translation Adjustment	Total Member's Equity	Comprehensive Income
Balance, January 1, 2000	$ 21,636,800	$ (20,820)	$ 21,615,980	
Net income	19,313,886	-	19,313,886	$ 19,313,886
Cumulative translation adjustment	-	306,736	306,736	306,736
Comprehensive income				$ 19,620,622
Balance, December 31, 2000	40,950,686	285,916	41,236,602	
Net income (loss)	(804,089)	-	(804,089)	$ (804,089)
Cumulative translation adjustment	-	14,179	14,179	14,179
Comprehensive income				$ (789,910)
Balance, December 31, 2001	$ 40,146,597	$ 300,095	$ 40,446,692	

The accompanying notes are an integral part of these consolidated financial statements.

BROADVIEW INTERNATIONAL LLC

Consolidated Statement of Cash Flows
for the Year Ended December 31, 2001

Cash Flows from Operating Activities:	
Net Loss	$ (804,089)
Adjustments to reconcile net income to net cash used in operating activities–	
Depreciation and amortization	2,661,784
Change in unrealized gains/losses on securities	1,364,500
Noncash restructuring charges	1,595,573
Changes in operating assets and liabilities–	
Receivables from customers	27,634,766
Prepaid expenses	674,883
Accrued MD service fees	(43,034,079)
Due from BHLLP	(8,093,782)
Due from employees and partners of BHLLP	2,384,869
Accrued liabilities and accounts payable	(32,084,743)
Accrued restructuring charges	3,132,294
Deferred revenue	532,305
Security deposits	(17,277)
Other assets	737,064
Net cash used in operating activities	(43,315,932)
Cash Flows from Investing Activities:	
Capital expenditures	(489,410)
Due from affiliates, net	3,759,683
Net cash provided by investing activities	3,270,273
Effect of Foreign Currency Exchange Rate Changes on Cash and Cash Equivalents	4,339
Net decrease in cash and cash equivalents	(40,041,320)
Cash and Cash Equivalents, beginning of year	68,680,484
Cash and Cash Equivalents, end of year	$ 28,639,164
Supplemental Disclosures:	
Cash paid during the year for–	
Foreign income taxes	$ 1,278,041
Noncash activities–	
Fair value of securities accepted in lieu of cash on accounts receivable	$ 1,513,500

The accompanying notes are an integral part of these consolidated financial statements.

(1) ORGANIZATION

Broadview International LLC (the LLC), whose sole member is Broadview Holdings LLP (BHLLP or the Member), is a limited liability corporation, organized under the laws of New Jersey and is a registered broker-dealer in the United States. The LLC shall continue until terminated in accordance with the Second Amended and Restated Operating Agreement (the Agreement) dated August 1, 2000. The LLC has a wholly owned subsidiary, Broadview International Limited (Limited), a United Kingdom (UK) company registered under the Financial Services Act of 2000. Broadview International LLC and its subsidiary (collectively, the Company) is a global merger and acquisition advisory firm servicing the information technology, communications, and media industries worldwide.

A partner of BHLLP is elected as chief executive officer (CEO) of the LLC. The CEO shall have general supervision, direction, and control of the day-to-day business and affairs of the LLC, subject to conditions in the Agreement. The liability of the Member, CEO or any employee is limited in accordance with the New Jersey Limited Liability Act.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the LLC and its wholly owned subsidiary. All intercompany balances and transactions between the LLC and its consolidated subsidiary have been eliminated in consolidation.

Use of Estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. These consolidated financial statements require management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company performs advisory services in connection with mergers and acquisitions, private financings and restructurings. Advisory fee revenue is recorded upon the closing of the underlying transaction with the exception of commitment fees, which are recorded as deferred revenue when received and recorded as revenue ratably over the service term. Retainer fees are recorded ratably over the life of the contract as services are provided. Fairness opinion fee revenue is recognized upon delivery of the fairness opinion.

The Company can receive shares in lieu of cash payments for services rendered. An investment and associated advisory fee is recorded at the fair value of the shares received. The investment continues to be carried at fair value until it is sold with changes in fair value, if any, reflected in unrealized gain or loss in the consolidated statement of operations.

Foreign Currency Translation

Net assets of the Company's operations outside of the United States are translated into U.S. dollars using current exchange rates and revenues and expenses are translated at the average rates of exchange during the period. The effects of translation adjustments are included as a separate component of member's equity and comprehensive income.

Foreign currency transaction gains and losses arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency. Included in the accompanying consolidated statement of operations is $546,286 of foreign currency transaction gains.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, *Reporting Comprehensive Income*, establishes standards for the reporting of comprehensive income and its components. Comprehensive income, as defined, includes all changes in equity during a period from nonowner sources. The Company's foreign currency translation adjustments, which are excluded from net income, are included in comprehensive income, as reported in the accompanying consolidated statement of changes in member's equity and comprehensive income.

New Accounting Pronouncements

SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, was issued in June 1998 and establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts and for hedging activities) be recorded in the statement of financial condition as either an asset or liability measured at its fair value. SFAS No. 133, as amended, requires that changes in the derivative's fair value be recognized currently in earnings, unless specific hedging accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. The adoption of this new standard did not have a material impact on the Company's consolidated financial position or results of operations.

SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, was issued and addresses financial accounting and reporting for the impairment or disposal of long-lived assets and does not apply to goodwill or intangible assets that are not being amortized and certain other long-lived assets. This statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and*

For Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of Accounting Policies Board (APB) Opinion No. 30, *Reporting Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for the disposal of a segment of a business (as previously defined in that Opinion). This statement also amends Accounting and Research Bulletin (ARB) No. 51, *Consolidated Financial Statements*, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, with early adoption encouraged. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial position or results of operations.

Long-Lived Assets

In accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, the Company periodically reviews its long-lived assets that it continues to hold and use, for potential impairment. The Company assesses the future useful life of these assets whenever events or circumstances indicate that the current useful life has diminished.

Cash and Cash Equivalents

For purposes of the accompanying consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on deposit in banks and amounts invested in money market accounts.

Restricted Cash

The Company has placed $250,000 in a certificate of deposit at Valley National Bank to secure a letter of credit. The letter of credit represents collateral on one of the Company's lease agreements for office space in Waltham, Massachusetts.

Investments in Securities

During the year, the Company received shares of stock in lieu of cash as payment for advisory services rendered or as a fee for serving on a board of directors. At December 31, 2001, these investments are recorded at fair value. The Company considers the liquid nature and readily available market quotations, if any, when estimating fair value of securities.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided for on the straight-line basis over the estimated useful lives of the respective assets, as follows:

Furniture and fixtures	7 years
Computer equipment	2–3 years
Leasehold improvements	Shorter of useful life of asset or lease term

In the event of retirement or other disposition of fixed assets, the cost of the assets and the related accumulated depreciation and amortization amounts are removed from the accounts and any resulting gains or losses are reflected in the consolidated statement of operations.

(3) FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2001 was comprised of the following:

Computer equipment	$ 8,572,186
Office furniture, fixtures, and equipment	5,485,863
Leasehold improvements	9,005,580
Total furniture, equipment and leasehold improvements	23,063,629
Less—Accumulated depreciation and amortization	15,749,916
Net furniture, equipment, and leasehold improvements	$ 7,313,713

(4) ACCRUED LIABILITIES

Accrued liabilities consist of the following as of December 31, 2001:

Accrued bonuses	$ 6,285,071
Accrued legal fees	456,294
Accrued salaries and related benefits	658,267
Deferred rent	539,814
Accrued professional fees	186,131
Other accrued liabilities	2,803,495
Total accrued liabilities	$ 10,929,072

(5) CONCENTRATIONS OF RISK

The Company provides merger and acquisition services predominantly to the information technology, communications and media industries and, as such, is dependent on an ongoing stream of transactions in the marketplace. Economic fluctuations within these industries have a direct impact the Company's operations.

During 2001, the Company earned $8,263,806, or 11.3%, of total revenue from one customer. No other customer accounted for more than 10% of total revenues.

(6) CAPITAL ACCOUNTS

The Member's capital account shall be the amount of cash and the fair market value of all property contributed to the Company and the Member's distributive share of net income allocated to it. The Member's capital account will be charged with the amount of cash and the fair market value of all property distributed to it and its distributive share of net loss.

The CEO of the Company shall determine in his reasonable judgment to what extent, if any, the cash on hand exceeds the Company's current and anticipated needs for operating expenses, debt service, acquisitions, revenues, capital contributions or loans to its subsidiary and payments to BHLLP under the Services Agreements. To the extent such excess exists, the CEO may authorize distributions to the Member.

(7) RELATED PARTY TRANSACTIONS

The LLC and Limited have each entered into an agreement (MD Service Agreements) with BHLLP, whereby each Company pays service fees equal to 90% of its net income, if any, as defined in the agreements, as compensation for services provided by the partners of BHLLP. For the year ended December 31, 2001, the LLC incurred service fees of $6,509,604. Limited did not incur service fees for the year ended December 31, 2001.

As of December 31, 2001, accrued MD service fees consisted of $9,881,693 related to fees owed under MD Service Agreements by Limited from prior years, offset by $9,582,180 related to overpayments of fees under MD Service Agreements by the LLC. These amounts have been classified among Due from BHLLP, net of accrued MD service fees, on the accompanying consolidated statement of financial condition.

The Company provides opportunities for employees to personally participate in investments that the Company becomes aware of in the normal course of business. As of December 31, 2001, due from employees and partners of BHLLP, on the accompanying consolidated statement of financial condition, represents advances made on their behalf which are noninterest-bearing and will be settled within one year.

The Company has paid certain costs on behalf its affiliates, Broadview Holdings LLP, Broadview International (Asia) LLC, Broadview Capital LLC, Kennet Capital Management Jersey, Ltd, Kennet Venture Partners Ltd (f/k/a Kennet Capital Limited), BPTH SLP and BPTH LLC, in connection with their operating expenses. The amounts outstanding related to these advances are included in due from affiliates, net, on the accompanying consolidated statement of financial condition.

(8) COMMITMENTS AND CONTINGENCIES

The Company leases premises and office equipment under various noncancelable leases with maturities through March 2012. Minimum future lease payments on these leases as of December 31, 2001 are as follows:

Future minimum payments for the year ending December 31,–	
2002	$ 6,275,828
2003	5,527,426
2004	4,603,204
2005	4,620,452
2006	3,807,508
Thereafter	12,402,451
	$ 37,236,869

The Company also subleases portions of its premises under sublease agreements expiring through June 2005. Rent expense is net of sublease income in the accompanying consolidated statement of operations. Minimum future sublease income under these agreements as of December 31, 2001 is as follows:

Future minimum sublease income for the year ending December 31,–	
2002	$ 1,737,842
2003	1,633,417
2004	1,633,417
2005	680,591
	$ 5,685,267

Net rent expense under operating leases amounted to $7,169,493 for the year ended December 31, 2001.

The Company is party to certain claims, lawsuits and complaints arising in the ordinary course of business. The Company has been named in a lawsuit in connection with an investment banking transaction. The claims against the Company, after known insurance, are material to the Company's consolidated results of operations and financial condition. It is likely the case will go to trial in 2002, and the ultimate outcome is uncertain. In connection with other litigation, in the opinion of management, based on consultation with counsel, the resolution of such items will not have a material adverse impact on the consolidated results of operations or financial condition.

(9) EMPLOYEE BENEFIT PLAN

The LLC has a 401(k) savings plan in which substantially all U.S. employees who have completed three months of service can participate. Employer contributions are at the discretion of the Board of Directors of BHLLP and vest over three years. Limited also has an employee benefit plan for UK employees. For the year ended December 31, 2001, the Company made no contributions to these plans.

(10) RESTRUCTURING CHARGES

The Company initiated restructuring actions to improve operational effectiveness and efficiency and reduce operational expenses worldwide. Actions taken in 2001 included reduction in personnel and initiatives taken to consolidate space and sublease certain rental properties in Foster City, California and London, UK.

The following is a summary of restructuring charges for the year ended December 31, 2001:

Employees' termination costs	$ 3,348,971
Estimated lease modification costs	3,196,160
	$ 6,545,131

The costs related to lease modifications consist of a provision of $1,600,587 for future contractual lease commitments, reduced by estimated sublease income, on the space the Company is no longer utilizing (Loss lease reserves), and $1,595,573 of non-cash charges, related to reduction of the carrying value of related fixed assets.

The following are the components of the accrued restructuring charges as of year-end:

Employees' termination costs	$ 1,531,551
Estimated lease modification costs	1,600,587
	$ 3,132,138

In management's opinion, these actions mitigate concerns as to the Company's ability to continue operations.

(11) PROVISION FOR INCOME TAXES

No U.S. federal or state income tax provisions have been recorded in the accompanying consolidated financial statements as the LLC is considered a limited liability company for tax purposes. The Member is responsible for reporting its share of the Company's income and expenses on its tax return.

Limited is a UK company for which foreign taxes have been provided and included in the accompanying consolidated financial statements. Limited accounts for taxes in accordance with SFAS No. 109, *Accounting for Income Taxes.* Under SFAS No. 109, deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted tax rate.

(12) NET CAPITAL AND RESERVE REQUIREMENTS

As a broker-dealer, Broadview International LLC is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10-to-1. At December 31, 2001, the Company's net capital was $7,681,210, which exceeded the required net capital of $935,219 by $6,745,991.

The Company does not carry customer accounts or otherwise hold funds or securities for customers and is, accordingly, exempt from the reserve requirements of SEC Rule 15c3-3.

(13) CONSOLIDATED SUBSIDIARY

The following is a summary of certain financial information pertaining to the Company's consolidated subsidiary:

	Broadview International Limited
Total assets	$ 15,237,381
Capital and reserves	2,044,420

The accounts of Broadview International Limited are not included in the computation of the Company's net capital, pursuant to SEC Rule 15c3-1.

BROADVIEW INTERNATIONAL LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934

Computation of Net Capital:	
Consolidated Member's equity	$ 40,146,597
Less—Total equity of subsidiary	2,044,420
Unconsolidated Member's equity	38,102,177
Add—Loss lease reserves	1,317,659
Deduction—Nonallowable assets before consolidation–	
Receivables from customers	3,152,312
Prepaid expenses	1,656,652
Prepaid MD service fees	9,582,180
Due from BHLLP	8,093,782
Due from affiliates	3,785,973
Due from employees and partners of BHLLP	51,145
Furniture, equipment and leasehold improvements	3,339,583
Other assets	1,690,700
Net capital before haircuts on securities	8,067,509
Haircuts on securities	386,299
Net capital	$ 7,681,210
Aggregate Indebtedness:	
Total liabilities before consolidation	$ 14,028,273
Computation of Basic Net Capital Requirement:	
Minimum net capital required (greater of $100,000 or 6-2/3% of aggregate indebtedness)	$ 935,219
Net capital in excess of requirement	$ 6,745,991
Ratio of aggregate indebtedness to net capital	1.83 to 1
Reconciliation with Company's Computation (included in Part II A of Form X-17A-5) as of December 31, 2001:	
Net capital, as reported in Company's Part II A (unaudited) FOCUS Report	$ 7,670,344
Net audit adjustments to nonallowable assets	10,866
Net capital, as adjusted	$ 7,681,210

31540.doc

BROADVIEW INTERNATIONAL LLC

Schedule II

Computation for Determination of Reserve Requirements
for Broker-Dealers Under Rule 15c3-3
of the Securities Exchange Act of 1934

Broadview International LLC (the Company) is exempt from the reserve requirements of Rule 15c3-3, as it does not hold funds or securities for, or owe money or securities to its customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 2001.

ANDERSEN

Supplementary Report of Independent Public Accountants

To the Member and the Board of Managers of
Broadview International LLC:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Broadview International LLC (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Boston, Massachusetts
March 13, 2002